FISHING RIDGE ACQUISITION CORPORATION
                            215 Apolena Avenue
                        Newport Beach, California 92662
                                ----------

                              September 11, 2015


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Fishing Ridge Acquisition Corporation
                                        Registration Statement on Form 10
                                        File No. 000-55483

To the Securities and Exchange Commission:

     Fishing Ridge Acquisition Corporation (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form 10 (the "Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                FISHING RIDGE ACQUISITION CORPORATION


                                By: James M. Cassidy
                                    President